Filed by: V.I. Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Panacos Pharmaceuticals, Inc.

Exchange Act File No. 000-24241

Notice to Shareholders

Vitex plans to file a Registration Statement on Form S-4 in connection with the merger, and Vitex and Panacos expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Vitex, Panacos, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents when they are available through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’ directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

PRESS RELEASE ISSUED 6/3/04

CONTACTS:

John R. Barr

President and CEO

617-926-1551

john.barr@vitechnologies.com

Thomas T. Higgins

Executive Vice President, Operations and CFO

617-926-1551

tom.higgins@vitechnologies.com

Vitex Updates Web Site with Additional Information on its Merger with Panacos

Watertown, MA (June 3, 2004) — V.I. Technologies, Inc. (Nasdaq: VITX) (“Vitex” or “the Company”), a biotechnology company dedicated to developing novel anti-infective technologies, announced that additional information is available for shareholders and interested investors on the merger announced today with Panacos Pharmaceuticals. Earlier today, Vitex management hosted a conference call to discuss the merger which was announced in a separate press release.

Information that is now available on the Vitex web site includes:

•	A replay of the merger announcement with accompanying presentation slides.

•	Background slides on Human Immunodeficiency Virus (HIV) and the need for new HIV drugs to deal with the important issue of drug resistance.

•	A Q&A designed to provide investors with additional information on the merger with Panacos including more information on Panacos lead drug, PA-457, the Panacos management team and plans for further expansion of the therapeutic product pipeline.

•	A direct link to the Panacos web site

To learn more, please go to Vitex’s web site at www.vitechnologies.com. On the home page, a button will take you to the dedicated page we have established to provide shareholders with information on the merger. We plan to update this page over the next few months and urge shareholders to visit the site.

About Vitex

Vitex is developing products designed to improve the safety of the world’s blood supply. The Company’s proprietary INACTINE™ technology, currently in a Phase III clinical trial, is designed to inactivate a wide range of viruses, bacteria and parasites, and has demonstrated its ability to remove prion proteins. Over 40 million red cell units are transfused annually in the U.S., Europe and Japan. For more information on Vitex, please visit our Web site at: www.vitechnologies.com.

About Panacos

Panacos Pharmaceuticals is engaged in the discovery and development of small molecule oral drugs for the treatment of HIV and other major human viral diseases. Panacos’ proprietary discovery technologies focus on novel targets in the virus life cycle, including virus fusion and virus maturation, the first and last steps of viral infection. More information on Panacos is available at www.Panacos.com.

Except for the historical information contained herein, the matters discussed are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, such as execution of the Company’s financing plans, quarterly fluctuations in operating results, anticipated clinical trial timelines or results, the timely availability of new products, market acceptance of the Company’s products, the impacts of competitive products and pricing, government regulation of the Company’s products and other risks and uncertainties set forth in the Company’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein.

Vitex plans to file a Registration Statement on Form S-4 in connection with the merger, and Vitex and Panacos expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Vitex, Panacos, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents when they are available through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’ directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

# # #

JUNE 3, 2004 SLIDE PRESENTATION

vitex

© 2003 V.I. Technologies, Inc. All Rights Reserved p:\docs\307\s30704285.ppt

Safe Harbor Statement

Except for the historical information contained herein, the matters discussed including the potential annual sales figures for HIV therapeutics and the anticipated benefits of the merger, among others, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, such as results achieved in the company’s research and clinical trial programs, quarterly fluctuations in operating results, the timely availability of new products, market acceptance of the company’s products, the impacts of competitive products and pricing, government regulation of the company’s products and other risks and uncertainties set forth in the company’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein. All projections are based on management’s current assumptions, which management believes to be reasonable. However, no assurance is given that they will be achieved.

© 2003 V.I. Technologies, Inc. All Rights Reserved

Investment Highlights Vitex-Panacos Merger

Dynamic new biopharmaceutical company

Innovative products for serious infectious diseases

Strong clinical pipeline for urgent medical needs

Phase 1 – Phase 3 products

> $8 billion worldwide markets

Proprietary drug discovery platforms for HIV and other viruses

Experienced management

Strong competitive position & intellectual property

Potential to achieve near-term product development milestones

© 2003 V.I. Technologies, Inc. All Rights Reserved

Why Merge?

Expand beyond blood safety into antiviral therapeutics

Acquire promising HIV drug addressing the major problem in HIV treatment

Add accomplished drug discovery and development team

© 2003 V.I. Technologies, Inc. All Rights Reserved

Panacos™

PHARMACEUTICALS

Antiviral Drugs with Novel Mechanisms of Action

vitex

p:\docs\307\s30704285.ppt

Antiviral Drugs with Novel Mechanisms of Action p:\docs\307\s30704285.ppt

Anti-infective Drug Products

Urgent global healthcare need, new and resistant infections Large markets worldwide

HIV drugs > $6.2 B in 2003, growing 11% /yr.

Highest approvability, shortest development times

© 2003 V.I. Technologies, Inc. All Rights Reserved

Drug Resistance - Principal Problem in HIV Treatment

400,000
300,000
200,000
100,000
0
U.S. Treated HIV Patients
Total Treated HIV Patients
Patients with Resistant HIV
2004
2006
2008
2010
Year

vitex

6

© 2003 V.I. Technologies, Inc.
All Rights Reserved

Drug Resistance - Principal Problem in HIV Treatment

U.S. Treated HIV Patients

400,000 300,000 200,000 100,000 0

2004 2006 2008 2010

Year

Total Treated HIV Patients

Patients with Resistant HIV

© 2003 V.I. Technologies, Inc. All Rights Reserved

PANACOS Discovery Targets

Virus
Cell
Panacos
PHARMACEUTICALS
Drugs that block virus fusion
Panacos
PHARMACEUTICALS
Drugs that block virus maturation

vitex

7

© 2003 V.I. Technologies, Inc.
All Rights Reserved

PANACOS Discovery Targets

Virus

Drugs that block virus fusion

Cell

Drugs that block virus maturation

© 2003 V.I. Technologies, Inc. All Rights Reserved

PA-457: First-in-Class Maturation Inhibitor

Potent against drug-resistant and drug-sensitive HIV Daily oral dosing Potential benefit to treated and new patients Highly effective in animal model of human HIV Estimated annual sales potential ~ $500 million - $1 billion

HIV Level

(in animal model)

400,000 300,000 200,000 100,000 0

No Treatment 3TC PA-457

© 2003 V.I. Technologies, Inc. All Rights Reserved

Rapid Adoption of Significant New HIV Drugs

Annual Revenue (Millions) $800 $700 $600 $500 $400 $300 $200 $100 $0

‘01 ‘02 ‘03 ‘00 ‘01 ‘02 ‘03 ‘01 ‘02 ‘03 ‘00 ‘01 ‘02 ‘03

Viread Kaletra Sustiva Trizivir $16 $226 $567 $30 $292 $563 $752 $68 $455 $544 $10 $242 $505 $617

© 2003 V.I. Technologies, Inc. All Rights Source: Legg Mason Reserved

PA-457 Clinical Development Milestones

Phase 1 Single dose study begun Q1 2004

Successfully completed Q2 2004

Phase 1 Multiple dose study begun Q2 2004

Results anticipated H2 2004

PA-457 data to be summarized at XV International AIDS Conference, Bangkok, July, 2004 Phase 2 to begin H2 2004

HIV-infected subjects Results anticipated H1 2005

Target Phase 3 2006/7; NDA 2007

© 2003 V.I. Technologies, Inc. All Rights Reserved

PANACOS Pipeline

Research
Preclinical
Phase 1
Phase 2
PA-457
H2 '04
HIV Fusion Inhibitor
2005
Second Generation HIV Maturation Inhibitor
2006
RSV Fusion Inhibitor
Current
Targeted

vitex

11

© 2003 V.I. Technologies, Inc.
All Rights Reserved

PANACOS Pipeline

Research Preclinical Phase 1 Phase 2

PA-457

HIV Fusion Inhibitor

Second Generation HIV Maturation Inhibitor

RSV Fusion Inhibitor

H2 ‘04

2005

2006

Current Targeted

© 2003 V.I. Technologies, Inc. All Rights Reserved

Commercial Strategy

Competition

PA-457: None known, proprietary. Oral fusion inhibitors: Leading position

Commercial strategy

PA-457: Partner after Phase 2; co-market in North America Subsequent products: Retain maximum value

© 2003 V.I. Technologies, Inc. All Rights Reserved

PANACOS Scientific Management

Graham P. Allaway, Ph.D. Chief Operating Officer

Manchester Biotech; Progenics Pharmaceuticals; NIH; Panacos Co-founder

Carl T. Wild, Ph.D. Chief Science Officer

Boston Biomedica; Duke University; Panacos Co-founder

David E. Martin, PharmD VP, Drug Development

DuPont Pharma; PharmaResearch; SmithKline Beecham Pharmaceuticals

© 2003 V.I. Technologies, Inc. All Rights Reserved

INACTINE™

Broad spectrum pathogen inactivation in Red Blood Cells

vitex

14

© 2003 V.I. Technologies, Inc.
All Rights Reserved

INACTINE™

Broad spectrum pathogen inactivation in Red Blood Cells

© 2003 V.I. Technologies, Inc. All Rights Reserved

Infections Transmitted by Blood Transfusions

Infections that escape detection:
HIV
Hep B
Hep C
West Nile

Emerging threats:
SARS Avian flu
Hep E Hep G
vCJD TTV

vitex
15
© 2003 V.I. Technologies, Inc.
All Rights Reserved

Infections Transmitted by Blood Transfusions

A major problem in blood safety today

Multiple causes

Infections that escape detection Infections not tested for Emerging threats

More testing not the solution

Delays, expense, inaccuracy

HIV Hep B Hep C West Nile

CMV Herpes Malaria Chagas Parvo EBV Babesia Lyme

SARS Avian flu Hep E Hep G vCJD TTV

© 2003 V.I. Technologies, Inc. All Rights Reserved

Unique Value of INACTINE™ Red Blood Cells

Highly purified red blood cell product

Multiple potential benefits

Reduce infectivity of viruses, bacteria, parasites

Reduce transfusion reactions from plasma proteins, leukocytes, platelets

Reduce GvHD

Remove prion proteins

Reduce testing for new infectious agents

No known competition in clinical development

© 2003 V.I. Technologies, Inc. All Rights Reserved

INACTINE™ Development Status

INACTINE Red Cells in Phase 3 for acute transfusion

Acute indications account for most transfusions

Chronic transfusion use under review

Milestones

Complete patient enrollment in ongoing Phase 3 study in 2004

Review regulatory approval strategy with FDA

© 2003 V.I. Technologies, Inc. All Rights Reserved

Merger Transaction Overview

All Stock Transaction Terms:

1. Transaction Closing – 25 million Vitex shares for 100% Panacos equity Target Q3 2004

2. Milestone I – 5 million Vitex shares

Successful completion of multiple dose Phase I Estimate Q4 2004

3. Milestone II – 15 million Vitex shares Successful completion of Phase 2a Estimate Q2 2005

Process:

- Filing and effectiveness of registration statement

- Shareholder approval of transaction

- Accounting will reflect IPR&D charge

© 2003 V.I. Technologies, Inc. All Rights Reserved

Pro Forma Balance Sheet (3/31/04)

As Reported

Vitex/Panacos Pro Forma

Assets

Cash $14,029 $27,919

Other current assets 593 65

Total current assets 14,622 27,984

Long-term assets 5,992 7,911

Total Assets $20,614 $35,895

Liabilities & Stockholders’ Equity

Current payables and other $3,794 $5,815

Long-term debt 1,097 1,215

Total liabilities 4,891 7,030

Paid-in-capital 170,640 204,313

Accumulated deficit (154,917) (175,448)

Total stockholders’ equity 15,723 28,865

Total Liabilities and Equity $20,614 $35,895

Note: all numbers in thousands

© 2003 V.I. Technologies, Inc. All Rights Reserved

Summary Financial Perspective

Vitex cash horizon Q1 2005, unchanged by the merger

Encompasses significant product milestones

Long term debt obligations are low

© 2003 V.I. Technologies, Inc. All Rights Reserved

Combined Company Intellectual Property

Vitex Panacos Combined

Issued Patents (U.S. & Foreign)

32

17

49

Pending Patents (U.S. & Foreign)

66

32

98

© 2003 V.I. Technologies, Inc. All Rights Reserved

Combined Company Pipeline

Research
Preclinical
Phase 1
Phase 2
Phase 3
INACTINE RBC
PA-457
H2 '04
HIV Fusion Inhibitor
2005
Second Generation HIV Maturation Inhibitor
2006
RSV Fusion Inhibitor

Current
Targeted

vitex
22
© 2003 V.I. Technologies, Inc.
All Rights Reserved

Combined Company Pipeline

Research Preclinical Phase 1 Phase 2 Phase 3

INACTINE RBC

PA-457

HIV Fusion Inhibitor

Second Generation HIV Maturation Inhibitor

RSV Fusion Inhibitor

H2 ‘04

2005

2006

Current Targeted

© 2003 V.I. Technologies, Inc. All Rights Reserved

Near Term Anticipated Milestones, Combined Company

Completed Single-dose Phase 1 study of PA-457

Completed Initiation of multiple-dose Phase 1 study of PA-457

July, 2004 Report PA-457 data, International AIDS Conference, Bangkok

H2, 2004 Preliminary results, Multiple-dose Phase 1 study PA-457

H2, 2004 Initiation of PA-457 Phase 2

H2, 2004 Complete accrual Phase 3 study INACTINE

H1, 2005 Preliminary results PA-457 initial Phase 2

H1, 2005 Advance HIV fusion inhibitor to preclinical development

© 2003 V.I. Technologies, Inc. All Rights Reserved

Why Merge?

Vitex Panacos Combined Company

Clinical Stage Phase 3 Phase 1 Phase 1 – 3

Market Size $2 – 3 B $ 6 B > $ 8 B

Issued Patents 32 17 49

Research Pipeline Limited Strong Strong

Technology Blood safety Therapeutics Therapeutics + Blood safety

Access to Yes No Yes

public equity

Management Development, commercial Discovery, development Discovery, development, commercial

Near-term potential milestones Limited Numerous Numerous

© 2003 V.I. Technologies, Inc. All Rights Reserved

Investment Highlights Vitex-Panacos Merger

Dynamic new biopharmaceutical company

Innovative products for serious infectious diseases

Strong clinical pipeline for urgent medical needs

Phase 1 – Phase 3 products

> $8 billion worldwide markets

Proprietary drug discovery platforms for HIV and other viruses

Experienced management

Strong competitive position & intellectual property

Potential to achieve near-term product development milestones

© 2003 V.I. Technologies, Inc. All Rights Reserved

Vitex plans to file a Registration Statement on Form S-4 in connection with the merger, and Vitex and Panacos expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Vitex, Panacos, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents when they are available through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’s directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

© 2003 V.I. Technologies, Inc. All Rights Reserved

vitex

vitex

p:\docs\307\s30704285.ppt

© 2003 V.I. Technologies, Inc.
All Rights Reserved

vitex

© 2003 V.I. Technologies, Inc. All Rights Reserved

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Q&A ON PANACOS

Can you provide an overview of Panacos?

Panacos Pharmaceuticals is developing the next generation of antiviral therapeutics for the treatment of Human Immunodeficiency Virus (HIV) infection and other major viral diseases through discovery of new viral drug targets and novel small molecule drugs that target them. The Company’s lead compound PA-457 is an oral drug that inhibits the last stage in the virus life cycle, virus maturation, a new target discovered by the Company. By blocking virus maturation, PA-457 prevents the spread of HIV infection to new cells. PA-457 is the first in a class of new HIV drugs and is the first maturation inhibitor in clinical development. Panacos initiated a Phase I trial for PA-457 in March of 2004. The Company is developing PA-457 for daily dosing in treatment-experienced and in newly diagnosed patients with HIV infection.

The second major Panacos program targets the first step in HIV infection—virus fusion. Key members of the Panacos scientific team have proven expertise in fusion inhibitor discovery. The Panacos team is developing orally available small molecule fusion inhibitors designed to be superior to other HIV entry inhibitors. The Panacos scientific team is working to extend the fusion inhibition platform to discovery of inhibitors of Respiratory Syncytial Virus (RSV). The platform has the potential to be further extended to other viruses such as Hepatitis C, influenza and others.

Panacos Pharmaceuticals is located in Gaithersburg, Maryland just outside Washington, D.C. and has 20 employees.

Who are some of the key members of the Panacos team?

Panacos has assembled an outstanding core management team with proven expertise in the discovery and clinical development of novel antiviral drugs. Among the key members are:

Graham Allaway, Ph.D. – Dr. Allaway is Panacos Chief Operating Officer. As a founder of Panacos, Dr. Allaway led the spin-off of the drug discovery programs from Boston Biomedica. Prior to joining Boston Biomedica, he was CEO of Manchester Biotech in the UK. Prior to that, Dr. Allaway held various senior management positions at Progenics Pharmaceuticals where he led drug discovery and development operations. During that period, he played a central role in the development of the leading HIV entry inhibitor, PRO 452, as well as the discovery of the HIV fusion receptor CCR5. Dr. Allaway received his M.A. from Oxford University and his Ph.D. in Virology from the University of London.

Carl T. Wild, Ph.D. – Dr. Wild is Chief Science Officer for Panacos. Prior to co-founding Panacos, Dr. Wild was a senior scientist at BBI Biotech research laboratories where he led the HIV drug and vaccine discovery team. Previously as a research scientist at Duke University’s Center for AIDS Research, he was responsible for several major discoveries concerning the mechanisms of HIV fusion and entry. At that time, he was the primary inventor of the HIV fusion inhibitor Fuzeon (a product now marketed by Trimeris and Roche). Dr. Wild obtained his B.S. in Chemistry from East Tennessee State University and his Ph.D. in organic chemistry from Virginia Polytechnic Institute and State University.

David E. Martin, Pharm. D. – Dr. Martin is Panacos Vice President Drug Development. He joined Panacos from Bristol-Myers Squibb (formerly DuPont Pharmaceuticals) where he was Director, Clinical Pharmacology. Previously, he was Assistant Director, Virology Clinical Development at PharmaResearch Corporation, prior to which he held various positions at SmithKline Beecham Pharmaceuticals. Dr. Martin’s extensive drug development experience includes responsibility for successful clinical development programs and NDA filings across a range of therapeutic areas including HIV/AIDS. He has authored more than 80 U.S. and international regulatory filings. Dr. Martin received his Doctorate in Pharmacy degree from the University of Southern California.

What is maturation inhibition?

HIV is an RNA virus that causes profound depletion of CD4+ T-cells, critical disease-fighting components of the immune system. Late stage AIDS is currently diagnosed when the CD4 count drops below 200. There are six stages in the lifecycle of HIV, starting with entry into the cell and ending with the budding and exit of the new HIV virus. Maturation refers to the final stage of assembly of the viral capsid, which occurs as newly formed virus buds from the host cell. Inhibition of maturation results in the release of non-infectious virus particles from the cell. Since active HIV infection depends on continuous replication of the virus, treatment with maturation inhibitors interrupts the viral life cycle and results in a rapid decrease in HIV in the bloodstream, which in turn correlates with clinical benefit of HIV drugs.

What is PA-457?

In 2003, Panacos scientists identified a new target for HIV drug discovery: maturation of the virus as it buds or separates from the cell. Preclinical testing indicates that PA-457 is a potent inhibitor of primary HIV-1 isolates. Perhaps more importantly, PA-457 retains activity against virus isolates resistant to approved drugs. Other data demonstrates that it is synergistic with approved drugs, suggesting enhanced effectiveness when used in combination therapy of HIV infection. Panacos initiated a Phase I clinical trial for PA-457 in March of 2004 and is on-track to initiate the first Phase II trial for the drug in the second half of 2004.

PA-457 is a small molecule that is designed to be taken as a once daily oral drug. The drug is readily manufactured from commercially available raw materials, and we believe that large scale manufacturing will be cost effective. PA-457 is protected by an issued composition of matter patent.

Discovery of maturation inhibition by PA-457 was described in a scientific paper published in October, 2003 in the Proceedings of the National Academy of Sciences. Patent applications have been filed internationally to protect this novel HIV target.

What is the importance of acquired resistance in the treatment of HIV?

The treatment of HIV has been significantly improved by the use of drug combinations referred to as HAART (Highly Active Anti-Retroviral Therapy). HAART regimens involve a combination of up to 4 drugs with the patient taking many (sometimes up to 15-20) pills per day, making compliance challenging. The drug combinations are effective in achieving reductions in viral load and increasing CD4 count. However, many treated patients ultimately develop drug resistance due to viral mutations. Even more troublesome, it is currently estimated that up to 20% of newly diagnosed patients are infected with already resistant strains of the virus. The number of drug resistant patients is estimated at 187,000 in the U.S. in 2004, growing to 290,000 by 2015. Drugs with novel mechanisms of action are best suited to address this urgent problem.

The Panacos drug discovery programs are designed to address the two most important unmet needs in HIV therapy, drug resistance and patient compliance. Compounds with novel mechanisms that can be dosed orally once a day could be an important addition to the HIV treatment arsenal.

What is the commercial opportunity for the lead compound, PA-457?

We believe the peak commercial sales for the product could be in the range of $500 million to $1 billion annually, based on sales in the U.S. and Western Europe. The majority of sales for the drug are projected to be in previously treated patients, with significant additional use in patients receiving primary treatment. There is additional sales potential for the drug by expanding the use in primary treatment and in other geographies around the world.

What is the clinical development timeline for PA-457?

Panacos initiated a Phase I clinical trial in March 2004. The Company hopes to complete a second Phase I trials in Q3 and commence Phase II in the second half of this year with initial results in the first half of 2005. Phase II is targeted for completion in mid-2006 with Phase III data available and NDA filing in 2007.

Does Vitex intend to partner for the further development and marketing of PA-457, as well as other drugs in the Panacos pipeline?

Panacos has received initial inquiries from drug companies interested in partnering in the development and marketing of PA-457. Vitex likely will partner PA-457 for European marketing and for co-marketing in North America. We believe that the optimal time to structure a partnership will be after the Phase II efficacy data has been made available. As additional drugs enter clinical trials, Vitex will separately evaluate partnering for each one, with a view toward maximizing return to the Company. For example, in North America, following entering a co-marketing arrangement for our first compound, we may elect to market the second ourselves.

What other drugs and targets are in the Panacos pipeline?

Panacos has two important discovery platforms:

Maturation Inhibition: This is the platform that produced PA-457. Panacos has an ongoing discovery research program designed to seek further improvements in HIV maturation inhibitors. Currently, second generation maturation inhibitors are undergoing hit-to-lead optimization.

Fusion Inhibition: Panacos’ scientific program in this area is designed to discover novel oral HIV fusion inhibitor drugs, capitalizing on the expertise of our scientific team. We have thus far identified initial hits from our proprietary drug screening system and are undertaking hit-to-lead optimization. Based on our progress to date, we believe that we will be among the first to put a true fusion inhibitor oral drug into the clinic.

Panacos’ fusion inhibitor technology is a platform approach, applicable to a wide range of important viruses in addition to HIV. During the past year, Panacos has adapted the technology to the discovery of fusion inhibitors for Respiratory Syncytial Virus, a major cause of life-threatening respiratory disease for which there is no effective therapy.

What is the pipeline of the combined company?

The combined company will have a robust pipeline of programs under development. INACTINE™ pathogen-reduced red blood cells are currently in Phase III clinical trials. PA-457, currently in Phase I, is scheduled to be in Phase II clinical trials by the end of 2004. Potential HIV fusion inhibitors and second-generation HIV maturation inhibitors are currently undergoing hit-to-lead optimization and one or more could be ready for the clinic in the following 12 – 18 months from June 2004.

Can you describe the patent portfolio of Panacos?

Panacos owns or has exclusive rights to 17 issued U.S. and foreign patents covering both the maturation inhibition and fusion inhibitor programs, and has an additional 32 U.S. and foreign patents pending.

Why does the merger make sense for Vitex and Panacos?

We believe that the merger makes excellent sense for the shareholders of both Vitex and Panacos for the following reasons:

•	For Vitex, the merger provides extension of the Company’s antiviral expertise into small molecule therapeutic drugs, including initial products for a major medical need with a large commercial opportunity with strong potential to achieve near-term milestones.

•	For Panacos, the merger adds the infrastructure and fundraising capabilities of a public company and a late-stage clinical program addressing an important unmet need in the anti-infective area.

Why expand into anti-infective therapies as opposed to other therapeutic opportunities?

The scientific foundations of both companies are in anti-infectives. Anti-infectives are attractive as a therapeutic class in that the development risk decreases by advancing to the next step of clinical development. Anti-infectives also have a shorter time to market on average than other classes of therapeutic drugs and are among the largest commercial opportunities.

What is the cash position of Panacos?

At the time we close the merger, Panacos will have sufficient cash to fund operations through Q1 of next year, approximately the same time horizon as Vitex.

What is the competition for the Panacos programs?

Panacos’ lead product PA-457, now in Phase I clinical trials, is an inhibitor of HIV maturation, a new target discovered by Panacos and proprietary to the Company. We are aware of no other groups developing HIV maturation inhibitors.

The HIV fusion inhibitor program is designed to develop oral drugs capable of inhibiting viral fusion, which we believe has significant advantages over inhibiting viral attachment, receptors or co-receptors. We are not aware of any group who is ahead of us in developing this type of oral drug. We use a proprietary assay to identify initial hits, and we believe this approach is principally responsible for our success to date.

What are the expected near-term milestones for the combined company?

For Panacos programs: 1) Completion of PA-457 Phase 1 by mid-2004; 2) Followed by initiation of PA-457 Phase II in the second half of this year, with initial results in the first half of 2005; 3) Completion of hit-to-lead optimization of one or more new products for treatment of HIV in 2005.

For INACTINE red blood cells: 1) Agreement with FDA on the clinical trial plan to support initial regulatory approval of the product for acute transfusion; 2) Completion of accrual in the ongoing Phase 3 trial this year.

Will the merger affect Vitex’s current programs?

Prior to entering into the agreement to merge with Panacos, Vitex has focused on the development and commercialization of INACTINE red cells. Vitex plans to continue the commercial development of INACTINE red cells and has a Phase III acute surgical study of INACTINE red cells underway. Enrollment in this study is targeted for completion by the end of the year. Late last year, Vitex stopped a trial in sickle cell patients upon the advice of a data safety monitoring committee. We believe most transfusions occur in an acute setting and that sickle cell patients may be a special population not representative of acute transfusion recipients. We have an ongoing dialogue with the FDA to gain concurrence on a regulatory plan for approval of the acute indication. We continue to believe that with success in our Phase III clinical program and agreement with FDA on a development program, INACTINE red cells represent a significant opportunity for the Company. Merging with Panacos should not affect our continued development of INACTINE red cells. However, we do believe that the combined companies, with a broader pipeline addressing large commercial opportunities, will increase the attractiveness of Vitex to both investors and partners with whom we plan to work to commercialize the technology.

Medical devices are very different from therapeutics – why merge them?

INACTINE red cells are regulated as a biologic. The requirements to which we are subject in the development of INACTINE are very similar to those requirements to develop a drug since a drug-type compound is used and requires similar characterization, manufacture and clinical trials as drugs which are directly administered. Like Panacos, Vitex is very much a biopharmaceutical company specializing in anti-infective products. Both companies are focused on developing novel solutions to significant unmet needs in healthcare. We think it is an excellent fit.

HIV MARKET SLIDES

vitex

Background Slides on HIV and Anti-Infectives

© 2003 V.I. Technologies, Inc. All Rights Reserved

The number of people living with HIV/AIDS is expected to continue to grow in the U.S. to over 1,000,000 by 2010. The worldwide growth rate is even higher with the Centers for Disease Control projecting an additional 45 million people becoming infected with HIV between 2003 and 2010.

© 2004 V.I. Technologies, Inc. All Rights Reserved

1

U.S. HIV Population Trends

1,100,000
1,000,000
900,000
800,000
U.S. HIV-infected Population
2004
2006
2008
2010

Source: Easton and Associates Estimates

vitex

© 2004 V.I. Technologies, Inc.
All Rights Reserved

2

U.S. HIV Population Trends

U.S. HIV-infected Population

1,100,000

1,000,000

900,000

800,000

2004

2006

2008

2010

Source: Easton and Associates Estimates

© 2003 V.I. Technologies, Inc. All Rights Reserved

2

The number of patients undergoing treatment for HIV in the U.S. is forecasted to steadily increase between 2003 and 2010.

© 2003 V.I. Technologies, Inc. All Rights Reserved

3

Trends in Patients Treated for HIV in the U.S.

HIV Treated Population

400,000

350,000

300,000

2004

2006

2008

2010

Source: Easton and Associates Estimates

© 2003 V.I. Technologies, Inc. All Rights Reserved

4

Meanwhile, the number of patients undergoing treatment and demonstrating resistance to one or more of the existing HIV drugs is also expected to steadily increase. This will drive demand for new classes of drugs with new and novel mechanisms of action designed to overcome resistance.

© 2003 V.I. Technologies, Inc. All Rights Reserved

5

Unmet Need: Increasing HIV Drug Resistance

U.S. Treated HIV Patients

400,000

300,000

200,000

100,000

0

2004

2006

2008

2010

Total Treated

Resistant

Source: Easton Associates

© 2003 V.I. Technologies, Inc. All Rights Reserved

6

The worldwide market for HIV drugs was estimated to be in excess of $6.2 billion in 2003. From 1998 to 2003, the market increased by a compound annual growth rate of greater than 11%. These trends are expected to continue or accelerate with the combined effects of increases in the treatment population and increasing drug resistance.

© 2003 V.I. Technologies, Inc. All Rights Reserved

7

Worldwide Sales of HIV Therapeutics

$Billions
7
6
5
4
3
Sales of HIV Therapeutics
1998
1999
2000
2001
2002
2003

Source: Legg Mason Data

vitex

© 2004 V.I. Technologies, Inc.
All Rights Reserved

8

Worldwide Sales of HIV Therapeutics

Sales of HIV Therapeutics $Billions

7

6

5

4

3

1998

1999

2000

2001

2002

2003

Source: Legg Mason Data

© 2003 V.I. Technologies, Inc. All Rights Reserved

8

Research from the independent Tufts Center for the Study of Drug Development published in a peer-reviewed journal concluded that anti-infective drugs, as a therapeutic class, on average have the highest probability of clinical success and the shortest time to market. This success rate is due to a great extent to well-developed and predictive pre-clinical models.

© 2003 V.I. Technologies, Inc. All Rights Reserved

9

Clinical Development Success Rates

Current Success Rates by Therapeutic Class (as of 12/31/99)

Anti - infective

Analgesic/Anesthetic

Gastrointestinal

Endocrine

Cardiovascular

Antineoplastic

Immunologic

Central Nervous System

Respiratory

Miscellaneous

0%

10%

20%

30%

Source: Journal of Clinical Pharmacology and Therapeutics; DiMasi, J.A., PhD.; Vol. 69; No. 5.

© 2003 V.I. Technologies, Inc. All Rights Reserved

10

Once through the clinical development and regulatory process, important new HIV drugs may be rapidly adopted and generate significant sales in the first one to two years after launch. Every HIV drug approved to date by the FDA has qualified for “Fast Track” approval status.

© 2003 V.I. Technologies, Inc. All Rights Reserved

11

Rapid Adoption of Significant New HIV Drugs

Annual Revenue

Millions $800 $700 $600 $500 $400 $300 $200 $100 $0

$16 $226 $567 $30 $292 $563 $752 $68 $455 $544 $10 $242 $505 $617

‘01 ‘02 ‘03

Viread

‘00 ‘01 ‘02 ‘03

Kaletra

‘01 ‘02 ‘03

Sustiva

‘00 ‘01 ‘02 ‘03

Trizivir

© 2003 V.I. Technologies, Inc. All Rights Reserved

12

Notice to Shareholders

Vitex plans to file a Registration Statement on Form S-4 in connection with the merger, and Vitex and Panacos expect to mail a Joint Proxy Statement/ Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/ Prospectus will contain important information about Vitex, Panacos, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents when they are available through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’ directors and executive officers have in the merger will be available in the Joint Proxy Statement/ Prospectus.

© 2003 V.I. Technologies, Inc. All Rights Reserved

13

vitex

© 2003 V.I. Technologies, Inc.
All Rights Reserved

vitex

© 2003 V.I. Technologies, Inc. All Rights Reserved

JUNE 3, 2004 PRESENTATION SCRIPT

Conference Coordinator:	Good day, all sites are now on the conference line in a listen only mode. Except for the historical information contained herein, the matters discussed including the potential annual sales figures for HIV therapeutics and the anticipated benefit of the merger among others are forward-looking statements made pursuant to the safe harbor provisions of the private securities litigation reform act of 1995.

These statements involve risks and uncertainties such as results achieved in the company’s research and clinical trial programs, quarterly fluctuations in operating results, the timely availability of new products, market acceptance of the company’s products the impact of competitive products and pricing, government regulation the company’s products and other risks and uncertainties said forth in the company’s filings with the Securities and Exchange Commission.

These risks and uncertainties could cause actual results to differ materially for any forward-looking statements made herein. All projections are based on management’s current assumptions which management believes to be reasonable.

However no assurance is given that they will be achieved. I would like to turn the program over to the moderator for today, John Barr. Go ahead please.

John Barr:	Thank you operator. I would like to thank all of you for participating in the conference call today. Earlier this morning Vitex announced that we had signed a definitive agreement to merge with Panacos Pharmaceuticals. This is an exciting event for the shareholders of both companies as we take the first steps today in creating a major new biopharmaceuticals company.

Joining me on the call today is Skip Ackerman, Chairman of Vitex and Chairman and acting CEO of Panacos. Tom Higgins, Vitex CFO, is also on the call. I am particularly pleased to have Graham Allaway of Panacos, co-founder and Chief Operating Officer, here today as well. Bernadette Alford, Vitex Executive Vice President of Development, Clinical and Regulatory Affairs who is driving our INACTINE program, is also on the call.

I will lead off the call with an introduction to the combined company and the key reasons for the merger. Skip will then take you through a more detailed review of Panacos, the Panacos pipeline and the combined company. As we announced this morning Skip Ackerman will be chairman and CEO of the combined company. I will continue as President.

Tom Higgins will provide an update on the major terms of the deal and the financial impact. Skip will then conclude the formal comments and we will open the call for any questions. As you know, this conference call is being Web cast via the Internet.

For those of you participating on the Internet we have prepared a slide presentation to accompany our remarks. You can advance the slides under your own control as this presentation progresses.

Let’s now go to Slide 2, an overview of the major highlights of this transaction. The merger of Vitex and Panacos creates an important and major new biopharmaceuticals company. Both companies bring novel technologies designed to deal with serious infectious disease threats.

The combined company has a robust pipeline ranging from our phase III program for INACTINE to Panacos phase I program for PA-457 the lead drug for Panacos, which targets drug resistant HIV. Panacos also has promising pre-clinical programs that could yield additional product candidates.

The annual market for HIV drugs overall was estimated at greater than $6 billion in 2003 with robust double-digit annual growth from 2002 to 2003. In addition Vitex’s INACTINE system addresses a market potential in excess of $2 billion annually currently with no competition.

The management team of the combined company has proven expertise in drug development, clinical development and product commercialization. Both companies are focused on novel technologies and bring strong and growing portfolios of both domestic and international patents to the combined company.

The combined company has the strong potential to achieve a significant number of very important near term milestones that can create additional value for our investors.

Let’s now go to Slide 3. Why did the two companies decide to merge? Well let me first provide the Vitex perspective. The merger with Panacos expands our technology beyond blood safety into antiviral drugs. Both companies share a strong scientific foundation built on novel solutions to major infectious disease threats.

Both companies are focused on moving that science from the lab and into the clinic and making them available to patients as soon as possible. Anti-infective drugs as a therapeutic class have demonstrated the shortest time to market and the highest rate of success in the clinic due to well developed and predictive preclinical models.

Significant value can therefore be created at earlier stages of the clinical development process. Equally important PA-457 addresses the most urgent problem in HIV therapy drug resistance. Panacos brings a drug that is already in a second phase I trial with the opportunity of being in phase II before the end of 2004.

Equally important, the merger with Panacos brings an extremely talented and proven drug discovery and drug development team. We of course also believe the merger makes sense for the Panacos team and their shareholders. Skip Ackerman will take you through those points as well as provide you with more in-depth look a t Panacos and at the future of the combined companies - Skip.

Skip Ackerman:	Thank you very much, John. Let me begin by emphasizing that today marks a transforming event for Vitex. Together with the management teams and employees of both organizations we’re setting about creating a top tier biopharmaceutical company based on the idea that cutting edge science plus disciplined execution can deliver needed products in superior corporate performance.

Making both companies focus on infectious disease we intend to build a robust pipeline of valuable products for increasingly urgent global healthcare problems. Clearly we believe that this will be an exciting new company.

John told you the reasons that Vitex is enthusiastic about the merger. Panacos from their perspective also sees great advantage. Panacos gets a late stage clinical program addressing a major unmet medical need, important access to the public equity markets and the well-developed infrastructure of an established company.

So the combined company will have a very strong profile - an exciting pipeline, innovative research, experienced management and significant potential to achieve near term milestones. I would like to spend a few minutes describing the Panacos technology to show you how it compliments Vitex’s programs.

Panacos is focused on viral disease - Slide 5. Viral infections are one of today’s most challenging global healthcare issues. HIV, hepatitis B and hepatitis C together infect over 500 million people worldwide and over 5 million in the US. New viruses such as SARS, West Nile and Avian flue regularly make headlines.

The markets of correspondingly large. HIV therapeutics exceeded $6 billion in sales in 2003 and early therapeutics for hepatitis B and C indicate major opportunities here as well. Because anti-infective drugs have good pre-clinical models and clear clinical end points, a higher percentage are approved in drugs than any other therapeutic category. And approval times are the shortest.

Moving on to Slide 6, resistance to existing drugs is now the major problem in HIV treatment. Over 60% of treated patients have resistant virus. And the number is growing. Importantly over 20% of newly diagnosed patients also have drug resistant HIV indicating the resistant strains are spreading beyond the treated population.

Slide 7 - Panacos’s approach to the problem of drug resistance is to create easy-to-administer drugs that hit new targets. Panacos has two distinct discovery platforms. One is designed to discover drugs that block virus fusion - the first step of viral infection.

The other is designed to discover drugs that block virus maturation - the last step in viral infection.

Neither fusion nor maturation is targeted by existing oral drugs, making them ideal targets for new drug development. Panacos scientists discovered the maturation inhibition target and published a finding last year in the proceedings in the National Academy of Sciences.

Slide 8 - Panacos’s first drug is PA-457 a maturation inhibitor that works equally well in drug sensitive and drug resistant HIV. It is dosed orally - it has the potential to benefit both previously treated as well as newly diagnosed HIV infected patients.

PA-457 is highly effective in the laboratory and animals infected with the human HIV virus. The experiment shown in the Slide is performed in immunosuppressed mice carrying human tissue infected with HIV. Animals receiving no treatment had very high levels of HIV.

Oral PA-457 dramatically reduced the amount of virus present in the animals treated. The viral reduction from PA-457 was comparable to that of 3TC, which is today’s largest selling drug for HIV. We estimate the market potential for a drug like PA-457 to be large in the range of $500 million to a billion dollars in annual sales.

Slide 9 shows the rapid uptake is not uncommon for successful HIV drugs. Viread, Sustiva, Kaletra and Trizivir all reach annual sales of $500 million within three years of launch.

Slide 10-PA-457 entered the clinic in March 2004 and is progressing rapidly. The initial phase I clinical trial is now complete. Healthy volunteers were given a single oral dose in studies for safety in pharmaco-kinetics. Based on the successful outcome of this trial Panacos has entered a second phase I study in which volunteers are given oral PA-457 dosing for 10 days.

Panacos expects results from this study in the second half of the year. A summary of PA-457 data will be presented at the XV International Aids Conference in July of this year in Bangkok. Panacos is pleased with the progress of the developing program so far and anticipates achievement of additional important clinical milestones over the next 12 months as early trials are completed in this study.

Phase II studies in HIV infected subjects are expected to begin in the second half of this year with initial results anticipated during the first half of 2005. By showing the drug’s antiviral effect in humans these are both - could constitute proof of principle for the drug - a key clinical milestone and value-generating event.

Longer-term target dates are difficult to predict but Phase III completion and (MDA) submission in 2007 would be consistent with the pace of other HIV drugs.

In summary PA-457 is an oral first in class maturation inhibitor for treatment of drug resistant and drug sensitive HIV, currently making strong progress in the clinic and is expected to enter Phase II later this year.

Slide 11, the Panacos pipeline includes not only PA-457 but follow on drugs as well. Anticipated to be next in line is an oral inhibitor of virus fusion from Panacos’s second major discovery platform. A second-generation maturation inhibitor and the RSV discovery program are also expected to contribute to the Panacos pipeline.

On Slide 12 Panacos believes that it is in a strong competitive position. No other group is known to be focusing on HIV virus maturation where we believe Panacos to be the world leader. Nor has any group known to lead Panacos in development over an oral small molecule fusion inhibitor.

Panacos intends to partner PA-457 after phase II with a major multinational pharmaceutical company for late stage development and commercialization, retaining co-marketing rights in North America. For each product after PA-457 the strategy will be tailored to retain the maximum value ideally with an increasing role in the sales and marketing.

Slide 13-the Panacos management team is ideally suited to the task at hand. Chief Operating Officer Dr. Graham Allaway is an experienced scientist with extensive antiviral drug discovery and development experience. Dr. Allaway co-discovered the CCR5 co-receptor for HIV. He directed the HIV drug discovery program at Progenics Pharmaceuticals and worked in HIV biology at the (NIH) before co-founding Panacos.

Chief science Officer Carl Wild while at Duke University discovered the peptide that became fusion a new HIV drug recently launched by Trimeris and Roche . At Panacos, Dr. Wild discovered the maturation inhibition drug target and the mechanism of action of PA-457.

Dr. David Martin directs Panacos drug development program. Dr. Martin has extensive experience in drug development including Dupont Pharmaceuticals and SmithKline Beecham. He has worked extensively with HIV drugs and has successfully taken products from R&D through regulatory approval.

In summary Panacos is has assembled a world-class discovery and development team focused on drugs directed against novel virus targets. PA-457 is progressing well through early trials and is positioned to achieve a sequence of important milestones over the next 12 months. Potential follow - on compounds include oral HIV infusion inhibitor and a second-generation HIV maturation inhibitor.

I would now like to briefly update the INACTINE program for those of you who are new to the Vitex story. On Slide 15 blood safety was a very real issue 20 years ago. It is a real issue today. And absent new technology it will be a real issue 20 years from now.

Vitex is addressing this very real problem. According to some experts, infections transmitted by blood are the most important problems in blood safety. Infections are transmitted by blood either because tests missed them or they are simply not tested for. Or they are new infections not known to be present in blood.

The World Health Organization recently reported that the global emergence of new infections will continue to worsen. More testing of blood is not a practical solution. It is too slow, too expensive and sensitivity is often a worry.

Slide 16-INACTINE red blood cells are a highly purified transfusion product. Viruses, bacteria and parasites are inactivated or killed, other potentially harmful material is removed, and what remains is the component that the body needs to replace oxygen carrying red cells.

These advantages are not available today in any product, nor is removal of soluble prion proteins, which have been implicated in the transmission of Mad Cow Disease. We know of no competition in the clinic.

It is scientifically very difficult to inactivate pathogens in the blood. We are aware of no technology that can inactivate as broad a range of pathogens in red blood cells as INACTINE.

On Slide 17 INACTINE red cells are now in phase III for acute transfusion, which accounts for approximately 80% of red cell transfusions. Following our stopping the chronic clinical trial of INACTINE last year we are continuing to study whether INACTINE red cells can be used in chronically transfused patients.

We are targeting to complete enrollment in the ongoing phase III surgical study by the end of this year and are working with FDA to agree on a regulatory pathway to clearance for commercial sale for the acute transfusion indication. With that overview of the two companies development programs Tom Higgins will now describe the merger transaction itself - Tom.

Tom Higgins:	Thanks Skip - this is an attractive transaction for Vitex shareholders and it is fair to the Panacos stockholders. The transaction has been structured in a way to recognize the product development and clinical accomplishments of Panacos to date and to compensate Panacos shareholders for the value enhancement resulting from further clinical progress of the lead drug PA-457.

Turning to Slide 18 - this is an all-stock transaction. Closing the transaction will not reduce the cash resources of either Panacos or Vitex. The transaction terms are: 25 million Vitex shares will be issued to the Panacos shareholders in exchange for all outstanding Panacos stock.

All Panacos equity will be retired at this point and Vitex will own 100% of Panacos. At yesterday’s closing stock price of $1.08 the value of the shares issued will be about $27 million. Our target date for closing is Q3 of this year.

Subsequent to closing Panacos shareholders will receive additional shares of Vitex stock upon the successful completion of the clinical development milestones. When PA-457 reaches the primary end points of its multiple dose phase I trial we will issue an additional 5 million shares. This could occur in the fourth quarter of this year.

When PA-457 successfully completes the phase IIA study this is a key trial of the drug in HIV patients and is designed to show proof of principle and is a major value-creating event. We will issue an additional 15 million Vitex shares. This could occur in Q2 of next year.

Other terms of the transaction are customary. These transaction terms have been reviewed by an independent investment bank who has rendered its opinion to Vitex that the transaction is fair to the Vitex shareholders from a financial point of view.

The boards of directors of Vitex and of Panacos have both approved the merger. Within the next several weeks we will file a registration statement on form S-4 which will lay out the rational and details of the deal.

This will be subject to SEC review. We urge you to read the Form S-4 and related proxy statement carefully when they are available because they will include important information about Vitex and Panacos, the merger and other related matters.

You will be able to obtain free copies of these documents when they are available on the Web site maintained by the SEC at http//www.SEC. gov and by calling Vitex investor relations at 617-926-1551. Also Vitex and Panacos and their directors, executive officers and employees may solicit proxies from Vitex and Panacos shareholders in favor of the adoption of the merger agreement and the merger.

Description of any interest that Vitex and Panacos directors and executives officers have in the merger will be available in that proxy statement. After the registration statement has been declared effective we will solicit shareholder approval for the deal leading to a stockholder vote, which we hope to hold this summer.

We plan to close the transaction and merge the two companies shortly after the vote in the third quarter. In terms of accounting for the transaction we will measure the deal consideration based on the value of Vitex stock and other costs around the date of closing.

This cost will be distributed over the identifiable assets of Panacos and it is likely that the majority will be considered in process R&D and written off at the closing. Going forward when future milestones are achieved we will record the value of those shares issued at those future dates.

Slide 19 - this next Slide presents an abbreviated pro forma balance sheet combining the two companies as of March 31, 2004. It reflects estimated accounting adjustments for the merger as if it occurred on that date. Further, the Panacos numbers were adjusted to include the completion of a financing, which was in progress at the end of that quarter.

The pro forma balance sheet illustrates a biopharmaceutical company that we believe is well positioned to pursue its planned clinical development activities. The combined cash position will be nearly $28 million. This should be sufficient to fund operations into Q1 of 2005.

Each of the companies brings to the merger a strong cash balance. Each has sufficient resources to meet its own operating needs into and likely through Q1 2005. Panacos has been successful in its fund raising activities having raised private equity totaling $26.6 million to date.

There is little debt in the combined company. Liabilities consist primarily of ordinary accounts payable plus a term debt obligation of about $100,000 per month. Stockholders equity would be nearly $30 million on a March 31 pro forma basis. In summary the combined company will be in a solid cash position and have little debt.

Moving to Slide 20-the key financial considerations are as I stated: the company will merge with a strong cash position; the Vitex cash horizon will extend into the first quarter of 2005, which is unchanged by the merger. It will have a low long term debt and minor term debt amortization requirements . And we believe it will be financially well positioned to complete its near term value enhancing milestone. Those are the key financial highlights. Back to you, Skip.

Skip Ackerman:	Thank you Tom - turning to Slide 21 the intellectual property of both companies is strong and growing. Vitex has 32 issued US and foreign patents providing what we believe to be comprehensive protection.

Panacos has a total of 17 issued and 32 pending patents. Issued patents include composition of matter for PA-457 and Panacos virus fusion drug discovery system. Combined the merged companies will have 49 issued patents and 98 patents pending.

Slide 22 the pipeline of the combined company will be similarly impressive: the phase III program for a major unmet need and a phase I program nearing phase II for an exciting new oral drug addressing the most important problem in HIV therapy. And a strong group of follow on compounds that we hope to put into the clinic over several years.

Slide 23 the near term milestones of the combined company are also numerous. We are selecting the progress of PA-457 for early clinical trials, completion of accrual of the ongoing INACTINE phase III studies and progress of the HIV fusion inhibitor into pre-clinical development.

The profile of the merged company shown on Slide 24 combines the best of both organizations: strong pipeline, larger markets, robust intellectual property, excellent discovery research, experienced management and the potential for near term milestones.

Finally Slide 25 reiterates that the merger of Vitex and Panacos creates a truly exciting new company poised to make rapid strides in products addressing major infectious diseases. Thank you for your attention. We will now open the call to questions - Operator.

Conference Coordinator:	Thank you. At this time if you would like to ask a question please press the star and 1 now on your touchtone phone. Once again to ask a question, please press the star and 1 on your touchtone phone.

If you are listening on a speakerphone please pick up your handset before you press the star and 1. And if you would like to withdraw your question please press the pound sign.

Once again the instructions for asking a question are star and 1 on your touchtone phone. Right now we don’t have any questions queued up. So we will wait for just a second until participants queue up. Okay we do have one question - go ahead please.

(Question):	Good morning John -

John Barr:	Good morning .

(Question):	Could you give us an idea of the cash burn or the cash requirements of the merged company and what - how they would go on their own – Panacos that is. And then I’ve got a follow on question once you raise that.

John Barr:	Okay, I’ll let Tom deal with that.

Tom Higgins:	Sure, At the time we close this transaction, the combined burn will be in the range of $2 million to $2.5 million per month or about double the current Vitex burn rate. The Panacos portion this will be fully funded by Panacos’ cash through the first quarter of 2005.

And as I said, that’s the same cash horizon as we have at Vitex without Panacos. As you know, as we get further along we’ll provide further guidance but coming out of the merger that will be the burn rate .

(Question):	All right. Now that implies that you’re going to have to do some kind of financing towards that time to carry both of these on, right?

Tom Higgins:	Yes, we plan to evaluate our financing options during the second half of this year. We believe the merger’s going to do several things to enhance these fundraising capabilities. Panacos is a major expansion of our pipeline as an anti-infective company, as we’ve just reviewed. The Panacos lead drug is addressing a major market opportunity on the order of $6 billion.

And PA-457 will have a number of significant near-term clinical milestones. So these features we believe will be attractive to both our existing and the new investors and position us well as we look at future financing opportunity.

(Question):	The – one of the reactions I have is this, the shareholders of the V.I. Technology have funded the ongoing requirements and in the process for those of the older shareholders have suffered significant dilution and the market seems to be taking a modest valuation assessment of what INACTINE is all about.

Some of us think that it is dramatically undervalued and the end point is within reasonable distance here, the end of this year to complete the trials. And we would expect or would have expected the shares to have reflected hopefully positive development. What I’m a little concerned about is that now getting involved with the company at this early stage there are going to be large ongoing funds required for the Panacos side of it.

And while we may have seen a pretty dramatic potential from the INACTINE process, it’s going to be diluted. Diluted by virtue of the fact that we’re using $1.08 a share stock to acquire them and getting ourselves in a position where there’s going to be further financing requirements. We’ve gone through that cycle with V.I. Technology and we’ve suffered in the process and the upside was within reasonable distance.

So can you give me a little more background if the market for the other product is $500 million to $1 billion that’s still a lot less than the potential of INACTINE. And the other question is that I assume from what I’ve seen that this is an Ampersand company and so Ampersand is in both camps and tell us who the investment banking firm is that provided the fairness opinion.

Tom Higgins:	Sure, let me tackle those. There were several questions embedded in it, but in terms of the upfront payments that we’re making, the 25 million shares, remember that we get a significant amount of value. We get a highly innovative drug candidate that’s successfully completed its initial Phase I trial and it started its Phase I B trial.

Panacos is going to come with cash balances which will probably be in the range of $10 million at closing. And so the Panacos operations are going to be funded through the first quarter of 2005 and that takes us through some very important development milestones. Now we’re also getting, as you know, a proven R&D group with a proprietary drug discovery platform, the milestones as I mentioned really are crucial.

So we believe that we are getting good value and fair value in exchange for the shares we’re putting out. Now you asked about the investment banking firm. That’s Houlihan and Lokey which is a very well-known investment bank and practices extensively in this area of fairness opinions and investment banking generally.

In terms of Ampersand, Ampersand is an investor in both companies. And so that was taken into account in looking at the transaction and so to the extent that Ampersand received Vitex shares for its position in Panacos, it also gives out Vitex shares and is therefore diluted like any other shareholder in the transaction. So I think those are answers to your essential questions.

John Barr:	Let me just add one point on, because indeed as Tom says we’ll be planning to go out and raise money in the second half of this year. As you know with our INACTINE program we really didn’t have much in the way of news between now and completing enrollment. Now the potential for some major milestones that are very important in the anti-infective space, most notably getting into the Phase II and perhaps getting an early look at proof of principle in terms of efficacy data.

That will clearly be a very important milestone. In fact, we studied a number of comparables and that is a major value-creating step in the anti-infective space. So we think we’ll be more attractive to a broader range of investors and we think it’s an exciting combination.

Skip Ackerman:	This is Skip Ackerman. The other important facet to remember is that the major expense for therapeutics such as PA-457 are in Phase III. Our strategy is going to be to partner with major pharma following availability of Phase II data. And a significant part of that strategy is based around our offsetting of expenses. So we are very confident that we’ll be able to effectively fund the program through Phase II, but modest enough in cash and then be able to partner very advantageously.

(Question):	Skip, what percent of the company does Ampersand own of Panacos?

Tom Higgins:	This is Tom. Ampersand owns less than half of the company. Its investment in Vitex in fact is larger than its investment in Panacos.

(Question):	Okay. All right. If somebody else may want to ask some questions I’ll come back later on. Thank you.

Conference Coordinator:	We have a question . Go ahead please.

(Question):	Yeah. The – good morning gentlemen.

John Barr:	Good morning.

(Question):	The Panacos basically was spun out of BBII and I guess it’s been in development stage there for a long time and I’m trying to sort of relate - even though they’ve raised $18 million just recently, and you say they raised $8 million prior. How do you relate the money that Vitex has spent, probably in excess of $100 million in getting to the stage where Vitex is to the infancy of this 457 drug which we – even though we’ll get a complete Phase I and we don’t – and what could happen as we know as it gets to Phase III. How do we relate the valuation of what Vitex has spent to what Panacos has spent to date?

Tom Higgins:	This is Tom Higgins again. I think the question we have to start from is there is no reduction in the value of the INACTINE program through this. What we’re doing is we’re issuing shares of stock with a value that is fair for the assets that we’re getting. So this is complementary. This is an addition to the INACTINE value.

It enhances our position in a number of ways that we’ve gone over, the broader pipeline, the near-term milestones, the broader attractiveness to investors, and the drug development capability. So we see this as very attractive to the Vitex shareholders because of what it brings and also recognizing the fact that this does not affect our cash position. This is an all-stock deal.

(Question):	Earlier we had on the table the possibility of getting a marketing partner, development partner and with the problems that we had with the INACTINE I assume the possibility of that decreased substantially? Is that why you’re going this route to broaden the development platform?

John Barr:	No, , I think that we’ve actually given guidance that later this year we plan to resume our discussion regarding INACTINE partners. We think that’s appropriate. We’ll be very close to the end, if not at the end of enrollment in our Phase III trial. It’ll be a very good time to try to get attractive terms.

We’ve had a number of discussions over the years with potential partners and we plan to continue those discussions and hopefully have something to report in the next year.

(Question):	And the cash of Panacos at – it would be March 31 assuming the $18.3 million was raised. What is that number at this point?

Tom Higgins:	Well, it’s probably in the range of about $13 million end of March/April. By the time we get to closing with their burn rate it will probably be in the $10 million range.

(Question):	Is there any way to save money of utilizing your expenses for both companies? Is there any talents that both companies have on both products that would reduce costs?

Skip Ackerman:	This is Skip Ackerman. Yes, there is. The two companies really complement one another. A good example is in the clinical research side, Panacos has early clinical research, clinical pharmacology. Vitex has late stage clinical research capabilities. And as we get into the Phase II program for PA-457, it’ll be quite possible to leverage that. It’s only one example. There are a number of others as well.

(Question):	Let me make one suggestion as far as the Vitex stockholders. Based on all the money that’s spent so far to get where INACTINE is, I think it might be worthwhile to put on to the table to put some kind of warrant possibly to issue to present stockholders for the success – potential success of the INACTINE product in the future similar to the milestone of the additional 20 million shares that will be given to the Panacos shareholders. I think that should be considered as part of the equation here.

Tom Higgins:	This is Tom. Well thanks for that suggestion. We’ll consider that. Again, I just want to go back to the point that this is – the value that we’re offering here in terms of shares is very fair for what is an addition to our program and doesn’t in any way diminish the position of the current shareholders in the INACTINE product.

And so as our INACTINE program is successful, those shareholders will do well we believe. And we believe that the effects of the Panacos program, particularly PA-457, will be further accretive to those shareholders.

Conference Coordinator:	We’ll take our next question. Go ahead.

(Question):	Yes, I have a question. The stock symbol on VITX, is that going to change? And do you have any idea what the stock symbol is for Panacos because I don’t seem to be able to find it?

John Barr:	Well, first of all, just to address a broader question since you brought it up, we have no plans to either change the name of the company, Vitex or V.I. Technologies or the stock symbol. So you’ll be able to find us as VITX on NASDAQ. And as we’ve said all along, we have viewed this merger as just an extension of our commitment to infectious disease into the therapeutics area and not a wholesale reinvention of the company.

It’s a really logical extension. Panacos on the other hand is a private company. They are not traded so they would not have a ticker symbol at this point.

(Question):	Okay, thank you very much. That’s all I wanted to ask. I’m happy with you. Okay, thank you. Bye-bye.

Conference Coordinator:	Next question. Go ahead, please.

(Question):	Good morning, gentlemen. If you can answer this, I don’t know all of the restrictions, but what percent is the Phase III enrollment completed? What percent of the 200 acute trial patients have been enrolled?

John Barr:	We have been consistent in telling you that our guidance is that we will complete enrollment by the end of the year, perhaps later this year we’ll provide you with an update in terms of where enrollment is. And we’re going to continue to take that posture.

(Question):	Okay. Just one follow-up. Some people may – I’d like your comments on this. Some people may be looking at this as, well here’s a company with a potential $4 billion to $5 billion market all of a sudden merging with another company with a much smaller market. Why would they do that? If their product was going to be as successful as they might anticipate, can you comment on that thought that some investors might be having?

John Barr:	Yes, I think that number one is that we think that the merger won’t affect our continued development of INACTINE Red Cell. We believe that the combined companies with a broader pipeline, both addressing large commercial opportunities, will increase the overall attractiveness of Vitex to both investors and partners with whom we will work to commercialize the technology.

We think with more resources to bear for both drugs, hence can only help our INACTINE program. So we really view this as a way to expand the resources available from the combined company and we think we got a drug frankly at a great time. Panacos really has done a great job in the last six months in particular — not to diminish all the hard work that went in before — of getting this drug through the FDA process, into the clinic, and making very rapid progress in the clinic.

And frankly if I had waited much longer, I don’t think we would have got them because I think their valuation would be out of the range of what we would consider. But now it’s a great combination.

Skip Ackerman:	The other dimension to that is the value of the Panacos program. It’s not only a single drug. It is an entire discovery based organization with additional compounds potentially in the pipeline and more to follow. The HIV market is about $6.2 billion last year and growing at double digit rates. So this is a very, very large opportunity just talking about the HIV opportunity.

Panacos technology has the capability to expand well beyond HIV into many other major viruses. And so what Vitex is acquiring in essence is a very broad and deep capability to address these worldwide problems. And it is truly a major market potential.

(Question):	Thank you.

Conference Coordinator:	We’ll take a question. Go ahead, please.

(Question):	Why was Panacos available and why did they choose, if they chose, you as opposed to anyone of another, you know, million merger partners and wanted to suggest part of the answer would be or was it just put together by them or Ampersand?

So why wouldn’t it logically have they gone to a bigger company that might have helped them with funding?

Skip Ackerman:	The Panacos process was built around the desire to merge with somebody at this point in time with a comparable technology orientation with whom the companies could interact and together develop the products that each has more effectively than it could be done by itself.

We have enormous confidence and hope for the Panacos technology and think that the best way to develop it to its full potential is to continue in a small company environment but with a larger capability of fundraising than Panacos had a private company. So the Panacos board looked at a number of opportunities across the spectrum of potential merger partners and decided that a company like Vitex had the ideal profile in terms of infectious disease orientation, compatibility of corporate structures, lack of duplication and ability to synergize on the development side.

So as the Panacos program gets further on in development, there will be opportunity to do a variety of different kinds of deals if we wanted to do that. But right now the thinking of the Panacos Board was that the best way to do it is to build value in the Panacos program through the early clinical trials in a small company environment.

(Question):	Thank you.

Conference Coordinator:	We’ll take our last question – a reminder all participants if you’d like to ask a question please press the star and 1 on your touchtone phone. To withdraw your question, press the pound sign. Once again, star 1 on your touchtone phone.

We have a follow-up question. Go ahead, please.

(Question):	Skip, I wonder if you could elaborate a little bit on the answer that you provided just recently regard to the potential of the HIV market. We know from John Barr’s comments that we’re looking at a $2 billion to $4 billion market opportunity for INACTINE and the potential is pretty sizeable.

There is, as you say, a $6.2 billion market in the HIV and I’d like you to give me, if you will, a bigger picture in terms of the potential for Panacos. If the first product has a $500 million plus market potential, what other kinds of opportunities are there for additional products that you could get hopefully into the range of a $2 billion to $4 billion potential for INACTINE?

I think – I sense that that may be the case but I need to hear from you a little more elaboration on that if you would. The addressable market that your product could serve, not just all the other products that are presently sold.

Skip Ackerman:	If you look at current groups - current companies that have franchises in the HIV area, the numbers that are – represent sales from several drugs are in the $3 billion range and up. So a single drug, 3TC has annual sales in excess of $1.2 billion. Major pharmaceutical companies have several of these and therefore the potential is truly multiples of that number when you get into this size market.

Where you can establish a franchise in a given area of HIV drug development a good example would be the HIV naturation inhibitors that is proprietary to Panacos, we really have the opportunity to establish a very lucrative market with extremely effective margins on this kind of product. So overall it’s major opportunity.

(Question):	Could I get you to say that it would be equal to the potential of INACTINE?

Skip Ackerman:	I believe it is.

John Barr:	I share that belief.

(Question):	Okay. Thanks. That’s an important point and I think it deserves more attention than I think it was getting so far. Thanks for bringing that up.

John Barr:	Thanks.

Conference Coordinator:	We’ll take our last question. . Go ahead, please.

(Question):	Hello, gentlemen. I’ve been a shareholder of Panacos for a long time through my holdings in Boston Biomedica and I just wanted to congratulate you guys on picking up the company and tell everybody from all the shareholders of Vitex that we’ve always thought that Panacos is going to be huge and that the markets that they’re going into are substantial and, you know, we’ve – I’m sure INACTINE is a great drug, but, you know, the people who look at this from the Panacos side say you guys got a great deal.

John Barr:	Thank you. And we also share that belief.

Okay, Operator, are there any more questions?

Conference Coordinator:	No, I’d like to turn this program back over to management. Go ahead, please.

John Barr:	Okay. I’d like to just wrap up and I think if we’re going to take away things, let’s take away three headlines today, okay. Number one is the merger provides a major expansion of the Vitex pipeline into the high value anti-infective therapeutic products.

Skip Ackerman:	PA-457 is a proprietary Panacos drug advancing through early clinical trials and designed to address the most pressing problem, HIV therapy, which is a $6 billion worldwide market and growing. And successful completion of early trials of 457 would provide the potential for a string of important near-term development milestone.

Thank you very much and we look forward to keeping you up to date on the exciting progress here. Thank you.

END